UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

(Amendment No. 2)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule l4e-2(d) (Subject Company Response) ☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Royal County Minerals Corp.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

International Curator Resources Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Bob Hemmerling
1708 Dolphin Avenue, Suite 810
Kelowna, BC V1Y 9S4
(888) 882-8177
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 9, 2003

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

1. Notice of Extension of the Offer to Purchase, dated May 26, 2003.
2. Letter to Royal County Shareholders re: Reminder to Tender Shares to International Curator Takeover Offer, dated May 26, 2003.

(b) N/A

Item 2. Informational Legends

See "Notice to Shareholders in the United States" in the Notice of Extension of the Offer to Purchase.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(a) The press release of International Curator Resources Ltd. announcing the extension of the takeover bid offer, dated May 26, 2003.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent and power of attorney on Form F-X was filed concurrently with the Commission with the initial Form CB on April 9, 2003.

(2) N/A

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	(Signature)
	Richard J. Bailes, President and Director
	May 27, 2003 (Date)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISOR.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

May 26, 2003

INTERNATIONAL CURATOR RESOURCES LTD.

NOTICE OF EXTENSION
OF THE OFFER TO PURCHASE
all of the outstanding common shares of

ROYAL COUNTY MINERALS CORP.

**on the basis of 4 common shares of International Curator Resources Ltd.
for each common share of Royal County Minerals Corp.**

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (VANCOUVER TIME) ON JUNE 16, 2003, UNLESS FURTHER EXTENDED.

International Curator Resources Ltd. (the "Purchaser" or "Curator") hereby gives notice that it has extended its offer dated April 2, 2003 to purchase all of the outstanding common shares (the "RMI Shares") of Royal County Minerals Corp. ("RMI"), as extended pursuant to a notice of extension dated May 14, 2003 (the "Original Offer"), from 5:00 p.m. (Vancouver time) on May 26, 2003 to 5:00 p.m. (Vancouver time) on June 16, 2003, unless further extended (the "Expiry Time"). The Original Offer, as amended in the manner described in this Notice of Extension, is hereby referred to as the "Offer".

Holders of RMI Shares who have not already deposited their RMI Shares under the Original Offer and who wish to accept the Offer must properly complete and execute the Letter of Transmittal accompanying the Original Offer or a manually signed facsimile thereof and deposit it together with their share certificate(s) at one of the offices of CIBC Mellon Trust Company (the "Depositary") specified in the Letter of Transmittal. Alternatively, a holder of RMI Shares who desires to deposit such shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 2 of the Original Offer, "Manner and Time of Acceptance", using the Notice of Guaranteed Delivery that accompanied the Original Offer.

Questions and requests for assistance may be directed to the Depositary. Additional copies of this document, the Original Offer, the Offering Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at the offices shown in the Letter of Transmittal. If your RMI Shares are registered in the name of a nominee, you should contact your broker, investment dealer, bank, trust company or other nominee for assistance.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER ANY UNITED STATES FEDERAL OR STATE SECURITIES LAW, AND THE SECURITIES ARE BEING OFFERED AND SOLD IN THE UNITED STATES PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE "SECURITIES ACT"). ACCORDINGLY, ANY SECURITIES ACQUIRED IN THE UNITED STATES WILL BE CONSIDERED "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 UNDER THE SECURITIES ACT.

THIS OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, OR OTHER REGULATORY AUTHORITY, NOR HAS ANY OF THE FOREGOING AUTHORITIES OR ANY CANADIAN SECURITIES COMMISSION PASSED UPON OR ENDORSED THE MERITS OF THIS OFFER OR THE ACCURACY OR ADEQUACY OF THE DISCLOSURE IN THIS OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS OFFER DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. THIS OFFER IS NOT, AND UNDER NO CIRCUMSTANCES IS IT TO BE CONSTRUED AS A PROSPECTUS OR ADVERTISEMENT OR PUBLIC OFFERING IN THE UNITED STATES OF THE SECURITIES.

NOTICE TO RESIDENTS OF THE STATE OF NEW HAMPSHIRE: NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA-421B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

The Offer is made for securities of a Canadian issuer. The Offer is subject to disclosure requirements in Canada that are different from those in the United States. The financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and, thus, may not be comparable to financial statements of United States companies.

Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States, and in Canada, the home country of the Purchaser. Such consequences for shareholders who are resident in, or citizens of, the United States are not described herein. Such shareholders are urged to consult their own tax advisors. See the Offering Circular under the heading "Canadian Federal Income Tax Considerations".

The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Purchaser is incorporated under the laws of British Columbia, Canada, that all of its officers and directors are residents of Canada, that the experts named in the Offer and Offering Circular are residents of Canada, and that all or a substantial portion of the assets of the Purchaser and said persons are located outside the United States. Shareholders may not be able to sue the Purchaser or its officers, directors or experts in Canadian courts for violations of the U.S. securities laws. It may be difficult to compel such persons and their affiliates to subject themselves to a U.S. court's judgment.

Shareholders should be aware that, during the period of the Offer, the Purchaser or its affiliates, directly or indirectly, may bid for or make purchases of RMI Shares that are subject to the Offer, or of related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

5

FORWARD LOOKING STATEMENTS

This document contains or may contain certain forward-looking statements relating to Curator and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this document, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "budget", "may", "schedule" and similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Curator, are inherently subject to significant uncertainties and contingencies. Curator does not intend, and does not assume any obligation, to update these forward-looking statements to reflect changes in assumptions or changes in circumstances or any other events affecting such statements.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of RMI Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of RMI Shares in any such jurisdiction.

TO: THE HOLDERS OF COMMON SHARES OF RMI

This Notice of Extension amends and supplements the Offer and Offering Circular dated April 2, 2003 (and the accompanying documents), as extended pursuant to a notice of extension dated May 14, 2003 (the "Original Offer") of the Purchaser pursuant to which the Purchaser is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding RMI Shares. Unless the context otherwise requires, terms denoted by initial capital letters and not defined herein have the meanings set forth in the Original Offer.

Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Original Offer continue to be applicable in all respects. This Notice of Extension should be carefully read in conjunction with the Original Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the "Offer" in the Original Offer, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension mean the Original Offer, as hereby amended.

1. Extension of the Offer

The Purchaser has amended the Original Offer by extending the time during which the Offer is open for acceptance from 5:00 p.m. (Vancouver time) on May 26, 2003 to 5:00 p.m. (Vancouver time) on June 16, 2003 unless the Offer is further extended. Accordingly, the definition of "Expiry Date" in the Original Offer is amended to read as follows:

> "Expiry Date" means June 16, 2003, or such later date or dates as may be fixed by the Purchaser from time to time pursuant to Section 3 of the Original Offer, "Extension and Variation of the Offer".

The extended Offer is open for acceptance until the Expiry Time on the Expiry Date, unless further extended or withdrawn. RMI Shares may be deposited pursuant to the extended Offer in accordance with the provisions of Section 2 of the Original Offer, "Manner and Time of Acceptance".

2. Conditions of the Offer

The Offer continues to be conditional upon the conditions set forth in Section 6 of the Original Offer, "Conditions of the Offer".

3. Payment for RMI Shares

The Purchaser will be obligated to take-up and pay for the RMI Shares validly deposited and not withdrawn under the extended Offer no later than as required by applicable securities laws as described in Section 4 of the Original Offer, "Payment for RMI Shares".

4. Withdrawal of RMI Shares

All deposits of RMI Shares pursuant to the extended Offer are irrevocable, except as provided in Section 5 of the Original Offer, "Rights of Withdrawal".

5. Amendment to the Offer, Offering Circular, Letter of Transmittal and Notice of Guaranteed Delivery

The Offer, Offering Circular, Letter of Transmittal and Notice of Guaranteed Delivery are hereby amended to give effect to the amendments contemplated by this Notice of Extension.

OFFEREES' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides security holders of RMI with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

DIRECTORS' APPROVAL

The contents of the Offer, the Offering Circular and this Notice of Extension have been approved and the sending, communication and delivery thereof to the holders of RMI Shares has been authorized by the board of directors of the Purchaser.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

May 26, 2003

(Signed) Richard J. Bailes
President and
Chief Executive Officer

(Signed) Wanda Lee
Controller/Treasurer

On behalf of the board of directors

(Signed) Lukas H. Lundin
Director

(Signed) Michael D. McInnis
Director

ROYAL COUNTY
MINERALS CORP.

May 26, 2003

Dear Royal County Shareholder:

Re: REMINDER TO TENDER SHARES TO INTERNATIONAL CURATOR TAKEOVER OFFER

As you are aware, International Curator has offered to acquire all of the outstanding shares of Royal County. Upon completion of the takeover, you will receive four International Curator shares for each one of your Royal County shares. However, in order for that to happen, you must tender your shares by June 16, 2003. At least 90% of all the outstanding shares of Royal County must be tendered or the offer will not be successful. **The tendering of your shares is not automatic. You must instruct your broker to tender your shares on your behalf or physically tender them yourself.**

If your broker holds your shares in street form, please call your broker and ask him/her to tender for you. Upon receipt of your instructions, your broker will have the necessary Letter of Transmittal completed and submitted along with your certificates to the Depositary (CIBC Mellon Trust Company) for you.

If your share certificates are fully registered in your name and held by you or in safekeeping at a brokerage firm, you must sign the Letter of Transmittal yourself (or it must be signed by an authorized person) and submit it along with your share certificates to the Depositary (addresses below). The Letter of Transmittal is the blue document included with the information package. Your broker or Bob Hemmerling from Royal County will be able to assist you in the completion of this form. Bob Hemmerling can be reached toll-free at 888-882-8177.

Share certificates and the Letter of Transmittal should be deposited with either the Vancouver or Toronto office of the Depositary at:

Vancouver	Toronto
CIBC Mellon Trust Company	CIBC Mellon Trust Company
1066 West Hastings Street – 16th Floor	199 Bay Street
Vancouver, B.C. V6E 3X1	Toronto, ON M5L 1G9
Ph. 604-688-4330	Ph. 416-643-5500

To ensure safe delivery, your certificates should be hand-delivered or sent by registered mail.

Royal County management strongly recommends that shareholders of Royal County accept the takeover offer.

International Curator is one of the Lundin Group of Companies and is focused on assembling a portfolio of Canadian gold projects with the objective of building one of Canada's leading gold exploration companies. International Curator is listed on the Toronto Stock Exchange under the symbol "IC".

810 – 1708 Dolphin Avenue, Kelowna, BC, Canada V1Y 9S4 ◆ Phone: **250 868-8177** Fax: 250 868-8493

INTERNATIONAL CURATOR RESOURCES LTD.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.intlcurator.com

NEWS RELEASE

ROYAL COUNTY TAKEOVER OFFER EXTENDED

May 26, 2003 (IC – TSX) ... **International Curator Resources Ltd**. reports that it has mailed to shareholders of Royal County Minerals Corp. a Notice of Extension providing formal notice that it has extended the period for the deposit of their Royal County shares pursuant to International Curator's takeover offer to 5:00 p.m. (Vancouver time) on June 16, 2003, unless withdrawn or extended. All other terms and conditions of International Curator's takeover offer remain unchanged.

Royal County shareholders will have previously received a takeover bid circular and letter of transmittal from International Curator. They are invited to deposit their shares with a completed and signed letter of transmittal to the Depositary at either of the following offices:

Toronto
CIBC Mellon Trust Company
199 Bay Street
Commerce Court West
Securities Level
Toronto, ON
M5L 1G9
Ph. (416) 643-5500

Vancouver
CIBC Mellon Trust Company
1066 West Hastings Street
16th Floor
Vancouver, B.C.
V6E 3X1
Ph. (604) 688-4330

International Curator is a Vancouver-based gold exploration company focused on assembling a portfolio of Canadian gold projects with the objective of building one of Canada's leading gold exploration companies. The common shares of International Curator are listed on the Toronto Stock Exchange under the symbol "IC". For additional information, please contact Sophia Shane at (604) 689-7842.

Royal County is a Canadian-based company involved in mineral exploration with a focus on precious metals in British Columbia. The shares of Royal County are listed on the TSX Venture Exchange under the symbol "RMI". For additional information, please contact Bob Hemmerling at (250) 868-8177.

ON BEHALF OF THE BOARD,

Richard J. Bailes
President